Exhibit 10.4

NEW BUFFALO SAVINGS BANK

SALARY CONTINUATION AGREEMENT

FOR

RICHARD C. SAUERMAN

THIS SALARY CONTINUATION PLAN FOR RICHARD C. SAUERMAN (the “Plan”) is effective as of May 28, 2015, and is entered into by New Buffalo Savings Bank (the “Bank”) and Richard C. Sauerman (“Executive”).

WHEREAS, the purpose of the Plan is to provide additional retirement benefits to Executive, who, as a member of senior management, has contributed significantly to the success of the Bank, and whose continued services are vital to the Bank’s continued growth and success; and

WHEREAS, this Plan is intended to be an unfunded, non-qualified deferred compensation plan that complies with Sections 451 and 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations thereunder and is also intended to be a “top hat” pension plan within the meaning of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

ARTICLE I

DEFINITIONS

When used herein, the following words and phrases shall have the meanings below unless the context clearly indicates otherwise:

1.1	“Account” means an account to which the Bank shall credit all contributions allocated thereto. The Account shall be utilized solely as a device for the determination and measurement of the amounts to be paid to Executive pursuant to the Plan. Executive’s Account shall not constitute or be treated as a trust fund of any kind.

1.2	“Account Balance” means the balance of Executive’s Account as of the applicable distribution date.

1.3	“Administrator” means the Bank and/or its Board of Directors, provided, however, the Board of Directors can designate a committee of the Board of Directors (“Committee”) as the Administrator.

1.4	“Bank” means New Buffalo Savings Bank and any successor to its business and/or assets which assumes and agrees to perform the duties and obligations under this Plan by operation of law or otherwise.

1.5

“Beneficiary” means the person or persons (and, if applicable, their heirs) designated by Executive as the beneficiary to whom the deceased Executive’s benefits are payable. The beneficiary designation shall be made on the form attached hereto as Exhibit A and filed with the Administrator. If no Beneficiary is so designated, then Executive’s Spouse, if living, will be deemed the Beneficiary. If Executive’s Spouse is not living at the time of

Executive’s death or dies prior to payment to her of the Survivor’s Benefit, then the Children of Executive will be deemed the Beneficiaries and will take on a per stirpes basis. If there are no living Children, then Executive’s estate will be deemed the Beneficiary. For this purpose, the term “Children” means Executive’s children, or the issue of any deceased Children, then living at the time payments are due the Children under this Plan. The term “Children” shall include both natural and adopted children, as well as stepchildren. Also, for this purpose, the term “Spouse” means the individual to whom Executive is legally married at the time of Executive’s death, provided, however, that the term “Spouse” shall not refer to an individual to whom Executive is legally married at the time of death if Executive and the individual have entered into a formal separation agreement (provided that the separation agreement does not provide otherwise or state that the individual is entitled to a portion of the benefits hereunder) or initiated divorce proceedings.

1.6	“Benefit Eligibility Date” shall be the date on which Executive is entitled to commencement of benefits under the Plan.

(a)	In the event benefits become payable on account of Executive’s Separation from Service, the Benefit Eligibility Date shall be the first day of the second month following Executive’s Separation from Service, subject to Section 1.6(d) below.

(b)	In the event the Survivor’s Benefit becomes payable on account of Executive’s death, the Benefit Eligibility Date shall be the first day of the second month following Executive’s death.

(c)	In the event the Account Balance becomes payable pursuant to Section 2.6 of this Plan on account of Executive’s Separation from Service (other than for Cause) coincident with or within two (2) years following a Change in Control, the Benefit Eligibility Date shall be the first day of the second month following Separation from Service, subject to Section 1.6(d) below.

(d)	Notwithstanding anything in this Section 1.6 to the contrary, if Executive is a Specified Employee of a publicly-traded company and the payment(s) are due to Executive’s Separation from Service (other than due to death), then the Benefit Eligibility Date shall be the first day of the seventh month following Executive’s Separation from Service (if later than the date otherwise specified as the Benefit Eligibility Date). The payments that otherwise would have been received from the date of Separation from Service to the Specified Employee’s Benefit Eligibility Date shall be aggregated and shall be paid on the same date as the initial payment (e.g., on the first day of the seventh month) and all remaining payments shall be made as otherwise scheduled. For purposes of Code Section 409A, the payments due hereunder shall be deemed a single payment.

1.7	“Board of Directors” shall mean the Board of Directors of the Bank.

1.8	“Cause” shall mean Executive’s (i) personal dishonesty; (ii) willful misconduct; (iii) incompetence; (iv) breach of fiduciary duty involving personal profit; (v) intentional failure to perform his stated duties; or (vi) willful violation of any law, rule or regulation (other than traffic violations or similar offenses) or final cease-and-desist order.

For purposes of this paragraph, no act or failure to act on the part of Executive shall be considered “willful” unless done, or omitted to be done, by Executive not in good faith and without reasonable belief that Executive’s action or omission was in the best interest of the Bank.

1.9	“Change in Control” shall mean any of the following events: (i) a change in the ownership of New Bancorp, Inc. (the “Company”) or Bank; (ii) a change in the effective control of the Company or Bank; or (iii) a change in the ownership of a substantial portion of the assets of the Company or Bank, as described below:

(a)	A change in ownership occurs on the date that any one person, or more than one person acting as a group (as defined in Treasury Regulations section 1.409A-3(i)(5)(v)(B)), acquires ownership of stock of the Bank or the Company that, together with stock held by such person or group, constitutes more than 50% of the total fair market value or total voting power of the stock of the Bank or the Company.

(b)	A change in the effective control of the Company or Bank occurs on the date that either (A) any one person, or more than one person acting as a group (as defined in Treasury Regulations section 1.409A-3(i)(5)(vi)(B)) acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) ownership of stock of the Company or Bank possessing 30% or more of the total voting power of the stock of the Company or Bank, or (B) a majority of the members of the Bank’s or the Company’s Board of Directors is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Bank’s or the Company’s Board of Directors prior to the date of the appointment or election, provided that this subsection is inapplicable where a majority shareholder of the corporation is another corporation.

(c)	A change in the ownership of a substantial portion of the Bank’s or the Company’s assets occurs on the date that any one person or more than one person acting as a group (as defined in Treasury Regulations section 1.409A-3(i)(5)(vii)(C)) acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) assets from the Company or Bank that have a total gross fair market value equal to or more than 40% of the total gross fair market value of all of the assets of the Company. For purposes of this Agreement, “gross fair market value” means the value of the assets of the Company or Bank, or the value of the assets being disposed of, without regard to any liabilities associated with such assets.

(d)	For all purposes hereunder, the definition of Change in Control shall be construed to be consistent with the requirements of Treasury Regulations section 1.409A-3(i)(5), except to the extent that such regulations are superseded by subsequent guidance.

1.10	“Effective Date” of this Plan shall be May 28, 2015.

1.11	“Executive” means Richard C. Sauerman, who has been selected and approved by the Board of Directors to participate in the Plan.

1.12	“Payout Period” means the time frame during which benefits payable under the Plan shall be distributed. The Payout Period shall be fifteen (15) years, commencing on Executive’s Benefit Eligibility Date specified in Section 1.6 of the Plan and payments shall be made annually in approximately equal installments on that date and each anniversary date thereafter.

1.13	“Separation from Service” (or “Separated from Service”) means Executive’s death, retirement or other termination of employment with the Bank within the meaning of Code Section 409A. No Separation from Service shall be deemed to occur due to military leave, sick leave or other bona fide leave of absence if the period of the leave does not exceed six months or, if longer, so long as Executive’s right to reemployment is provided by law or contract. If the leave exceeds six months and Executive’s right to reemployment is not provided by law or by contract, then Executive shall have a Separation from Service on the first date immediately following such six-month period.

Whether a Separation from Service has occurred is determined based on whether the facts and circumstances indicate that the Bank and Executive reasonably anticipated that no further services would be performed after a certain date or that the level of bona fide services Executive would perform after that date (whether as an employee or as an independent contractor) would permanently decrease to less than 50% of the average level of bona fide services performed over the immediately preceding 36 months (or the lesser period of time in which Executive performed services for the Bank). The determination of whether Executive has had a Separation from Service shall be made by applying the presumptions set forth in the Treasury Regulations under Code Section 409A.

1.14	“Specified Employee” means an individual who also satisfies the definition of “key employee” as that term is defined in Code Section 416(i) (without regard to paragraph (5) thereof). In the event Executive is a Specified Employee, no distribution shall be made to such Executive upon Separation from Service (other than due to death or Disability) prior to the date which is six (6) months following Separation from Service.

1.15	“Survivor’s Benefit” means the benefit payable to Executive’s Beneficiary following his death in accordance with Section 2.4 of the Plan.

ARTICLE II

BENEFITS

2.1	Account. The Bank shall maintain an Account for Executive to which it shall credit all amounts allocated thereto in accordance with Section 2.2 of the Plan. Executive’s Account shall be adjusted no less often than annually to reflect the credits made to the Account. Such adjustments shall be made as long any amount remains credited to the Executive’s Account. The amounts allocated and adjustments made shall comprise of the Account at any time.

2.2	Annual and Discretionary Contributions and Earnings. On December 31st of each 2015, 2016, 2017, 2018 and 2019, the Bank shall credit Executive’s Account with $21,500. This annual contribution shall only be made if Executive is employed with the Bank as of the last day of the year. The Bank may, but is not obligated to, make discretionary contributions to Executive’s Account from time to time. Discretionary contributions shall be credited at such times and in such amounts as determined by the Board of Directors of the Bank in its sole discretion. As of the last day of each year, the Bank shall credit the Account with interest equal to a rate of 4.5%, compounded annually.

2.3	Benefit on Separation from Service. Upon Executive’s Separation from Service, Executive shall be entitled to the Account Balance. The benefit under this Section 2.3 shall commence on Executive’s Benefit Eligibility Date specified in Section 1.6(a) of the Plan and shall be payable in installments over the Payout Period specified in Section 1.12 of the Plan.

2.4	Survivor’s Benefit.

(a)	If Executive dies prior to a Separation from Service, Executive’s Beneficiary shall be entitled to the Account Balance, payable in a single lump sum on the Benefit Eligibility Date specified in Section 1.6(b).

(b)	If Executive dies following a Separation from Service but prior to the commencement of benefit payments to Executive, Executive’s Beneficiary shall be entitled to the Account Balance payable in a single lump sum on the Benefit Eligibility Date specified in Section 1.6(b). If Executive dies following a Separation of Service and after the commencement of benefit payments, Executive’s Beneficiary shall be entitled to the remaining Account Balance, payable in a single lump sum on the Benefit Eligibility Date specified in Section 1.6(b).

2.5	Termination for Cause and Voluntary Termination. Notwithstanding any other provision of this Plan to the contrary, if Executive is terminated for Cause, all benefits under this Plan shall be forfeited by Executive and Executive’s participation in this Plan shall become null and void.

2.6	Benefit Payable on Separation from Service within Two Years Following a Change in Control. In the event a Change in Control occurs followed by Executive’s Separation from Service within two (2) years and prior to his separation from service, Executive shall be entitled to the Account Balance, payable commencing on the Benefit Eligibility Date specified in Section 1.6(c), in a lump sum.

ARTICLE III

BENEFICIARY DESIGNATION

Executive shall make an initial designation of primary and secondary Beneficiaries upon initial participation in the Plan by completion of a Beneficiary form substantially in the form attached as Exhibit A, and shall have the right to change the designation, at any subsequent time. Any Beneficiary designation shall become effective only when receipt thereof is acknowledged in writing by the Administrator.

ARTICLE IV

EXECUTIVE’S RIGHT TO ASSETS,

ALIENABILITY AND ASSIGNMENT PROHIBITION

At no time shall Executive be deemed to have any lien, right, title or interest in or to any specific investment or asset of the Bank. The rights of Executive, any Beneficiary, or any other person claiming through Executive under this Plan, shall be solely those of an unsecured general creditor of the Bank. Executive, the Beneficiary, or any other person claiming through Executive, shall only have the right to receive from the Bank those payments so specified under this Plan. Neither Executive nor any Beneficiary under this Plan shall have any power or right to transfer, assign, anticipate, hypothecate, mortgage, commute, modify or otherwise encumber in advance any of the benefits payable hereunder, nor shall any of said benefits be subject to seizure for the payment of any debts, judgments, alimony or separate maintenance owed by Executive or his Beneficiary, nor be transferable by operation of law in the event of bankruptcy, insolvency or otherwise.

ARTICLE V

ERISA PROVISIONS

5.1	Named Fiduciary and Administrator. The Bank shall be the Named Fiduciary and Administrator of this Plan. As Administrator, the Bank shall be responsible for the management, control and administration of the Plan as established herein. The Administrator may delegate to others certain aspects of the management and operational responsibilities of the Plan, including the employment of advisors and the delegation of ministerial duties to qualified individuals.

5.2

Claims Procedure and Arbitration. In the event that benefits under this Plan is not paid to Executive (or to his Beneficiary in the case of Executive’s death) and the claimant(s) feel he or they are entitled to receive the benefits, then a written claim must be made to the Administrator within sixty (60) days from the date payments are refused. The

Administrator shall review the written claim and, if the claim is denied, in whole or in part, it shall provide in writing, within thirty (30) days of receipt of such claim, its specific reasons for such denial, reference to the provisions of this Plan upon which the denial is based, and any additional material or information necessary for such claimants to perfect the claim. The written notice by the Administrator shall further indicate the additional steps which must be undertaken by claimants if an additional review of the claim denial is desired.

If claimants desire a second review, they shall notify the Administrator in writing within thirty (30) days of the first claim denial. Claimants may review this Plan or any documents relating thereto and submit any issues and comments, in writing, they may feel appropriate. In its sole discretion, the Administrator shall then review the second claim and provide a written decision within thirty (30) days of receipt of such claim. This decision shall state the specific reasons for the decision and shall include reference to specific provisions of this Plan upon which the decision is based.

No claimant shall institute any action or proceeding in any state or federal court of law or equity or before any administrative tribunal or arbitrator for a claim for benefits under the Plan until the claimant has first exhausted the provisions set forth in this Section 5.2.

ARTICLE VI

MISCELLANEOUS

6.1	No Effect on Employment Rights. Nothing contained herein will confer upon Executive the right to be retained in the service of the Bank nor limit the right of the Bank to discharge or otherwise deal with Executive without regard to the existence of the Plan.

6.2	State Law. The Plan is established under, and will be construed according to, the laws of the State of Michigan, to the extent such laws are not preempted by ERISA and valid regulations published thereunder or any other federal law.

6.3

Severability and Interpretation of Provisions. The Bank shall have full power and authority to interpret, construe and administer this Plan and the Bank’s interpretation and construction thereof and actions thereunder shall be binding and conclusive on all persons for all purposes. No employee or representative of the Bank shall be liable to any person for any actions taken or omitted in connection with the interpretation and administration of this Plan unless attributable to his own willful misconduct or lack of good faith. In the event that any of the provisions of this Plan or portion hereof are held to be inoperative or invalid by any court of competent jurisdiction, or in the event that any provision is found to violate Code Section 409A and would subject Executive to additional taxes and interest on the amounts deferred hereunder, or in the event that any legislation adopted by any governmental body having jurisdiction over the Bank would be retroactively applied to invalidate this Plan or any provision hereof or cause the benefits under this Plan to be taxable, then: (1) insofar as is reasonable, effect will be given to the intent manifested in the provisions held invalid or inoperative, and (2) the validity and enforceability of the remaining provisions will not be affected thereby. In the event that the intent of any provision shall need to be construed in a manner to avoid taxability, this construction shall be made by the Administrator in a manner that would manifest to the maximum extent possible the original meaning of such provisions.

6.4	Incapacity of Recipient. If a benefit is payable to a minor, to a person declared incompetent, or to a person incapable of handling the disposition of his property, the Bank may pay such benefit to the guardian, legal representative or person having the care or custody of such minor, incompetent person or incapable person. The Bank may require proof of incompetence, minority or guardianship as it may deem appropriate prior to distribution of the benefit. The distribution shall completely discharge the Bank for all liability with respect to the benefit.

6.5	Unclaimed Benefit. Executive shall keep the Bank informed of his or her current address and the current address of his Beneficiaries. If the location of Executive is not made known to the Bank, the Bank shall delay payment of Executive’s benefit payment(s) until the location of Executive is made known to the Bank; however, the Bank shall only be obligated to hold the benefit payment(s) for Executive until the expiration of three (3) years. Upon expiration of the three (3) year period, the Bank may discharge its obligation by payment to Executive’s Beneficiary. If the location of Executive’s Beneficiary is not known to the Bank, Executive and his Beneficiary(ies) shall thereupon forfeit any rights to the balance, if any, of any benefits provided for such Executive and/or Beneficiary under this Plan.

6.6	Limitations on Liability. Notwithstanding any of the preceding provisions of the Plan, no individual acting as an employee or agent of the Bank, or as a member of the Board of Directors shall be personally liable to Executive or any other person for any claim, loss, liability or expense incurred in connection with the Plan.

6.7	Gender. Whenever in this Plan words are used in the masculine or neuter gender, they shall be read and construed as in the masculine, feminine or neuter gender, whenever they should so apply.

6.8	Effect on Other Corporate Benefit Plans. Nothing contained in this Plan shall affect the right of Executive to participate in or be covered by any qualified or nonqualified pension, profit sharing, group, bonus or other supplemental compensation or fringe benefit agreement constituting a part of the Bank’s existing or future compensation structure.

6.9	Inurement. This Plan shall be binding upon and shall inure to the benefit of the Bank, its successors and assigns, and Executive, his successors, heirs, executors, administrators, and Beneficiaries.

6.10

Acceleration of Payments. Except as specifically permitted under this Section 6.10 or in other sections of this Plan, no acceleration of the time or schedule of any payment may be made under this Plan. Notwithstanding the foregoing, payments may be accelerated hereunder by the Bank, in accordance with the provisions of Treasury Regulation Section 1.409A-3(j)(4)

and any subsequent guidance issued by the United States Treasury Department. Accordingly, payments may be accelerated, in accordance with requirements and conditions of the Treasury Regulations (or subsequent guidance) in the following circumstances: (i) as a result of certain domestic relations orders; (ii) in compliance with ethics agreements with the Federal Government; (iii) in compliance with ethics laws or conflicts of interest laws; (iv) in limited cash-outs (but not in excess of the limit under Code Section 402(g)(1)(B)); (v) in the case of certain distributions to avoid a non-allocation year under Code Section 409(p); (vi) to apply certain offsets in satisfaction of a debt of Executive to the Bank; (vii) in satisfaction of certain bona fide disputes between Executive and the Bank; or (viii) for any other purpose set forth in the Treasury Regulations and subsequent guidance.

6.11	Headings. Headings and sub-headings in this Plan are inserted for reference and convenience only and shall not be deemed a part of this Plan.

6.12	12 U.S.C. §1828(k). Any payments made to Executive pursuant to this Plan or otherwise are subject to and conditioned upon compliance with 12 U.S.C. § 1828(k) or any regulations promulgated thereunder.

6.13	Payment of Employment and Code Section 409A Taxes. Any distribution under this Plan shall be reduced by the amount of any taxes required to be withheld from the distribution. This Plan shall permit the acceleration of the time or schedule of a payment to pay employment-related taxes as permitted under Treasury Regulation Section 1.409A-3(j) or to pay any taxes that may become due at any time that the arrangement fails to meet the requirements of Code Section 409A and the regulations and other guidance promulgated thereunder. In the latter case, such payments shall not exceed the amount required to be included in income as the result of the failure to comply with the requirements of Code Section 409A.

6.14	Successors to the Bank. The Bank, as applicable, will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Bank to assume expressly and agree to perform the duties and obligations under this Plan in the same manner and to the same extent as the Bank would be required to perform it if no such succession had taken place.

6.15	Legal Fees. In the event Executive retains legal counsel to enforce any of the terms of the Plan, the Bank will pay his legal fees and related expenses reasonably incurred by him, but only if Executive prevails in an action seeking legal and/or equitable relief against the Bank.

ARTICLE VII

AMENDMENT/TERMINATION

7.1	This Plan may be amended or modified at any time, in whole or part, with the mutual written consent of Executive and the Bank. Notwithstanding anything to the contrary herein, the Plan may be amended without Executive’s consent to the extent necessary to comply with existing tax laws or changes to existing tax laws or to amend or terminate the Plan in accordance with Section 7.2 below.

7.2	Termination of Plan.

(a)	Partial Termination. The Board of Directors, at its discretion, may partially terminate the Plan by freezing future accruals if, in its sole judgment, the tax, accounting, or other effects of the continuance of the Plan, or potential payments thereunder, would not be in the best interests of the Bank.

(b)	Complete Termination. Subject to the requirements of Code Section 409A, in the event of complete termination of the Plan, the Plan shall cease to operate and the Bank shall pay out to Executive his benefits as if Executive had terminated employment as of the effective date of the complete termination. A complete termination of the Plan shall occur only under the following circumstances and conditions:

(i)	The Board of Directors may terminate the Plan within 12 months of a corporate dissolution taxed under Code Section 331, or with approval of a bankruptcy court pursuant to 11 U.S.C. §503(b)(1)(A), provided that the benefit is included in Executive’s (or his Beneficiary’s) gross income (and paid to Executive or his Beneficiary) in the latest of (i) the calendar year in which the Plan terminates; (ii) the calendar year in which the amount is no longer subject to a substantial risk of forfeiture; or (iii) the first calendar year in which the payment is administratively practicable.

(ii)	The Board of Directors may terminate the Plan by Board of Directors action taken within the 30 days preceding or 12 months following a Change in Control, provided that the Plan shall only be treated as terminated if all substantially similar arrangements sponsored by the Bank are terminated so that Executive and all participants under substantially similar arrangements are required to receive all amounts payable under the terminated arrangements within 12 months of the date of the termination of the arrangements.

(iii)

The Board of Directors may terminate the Plan at any time provided that (i) the termination does not occur proximate to a downturn in the financial health of the Bank, (ii) all arrangements sponsored by the Bank that would be aggregated with this Plan under Treasury Regulations Section 1.409A-1(c) if Executive was also covered by any of those other arrangements are also terminated; (iii) no payments other than payments that would be payable under the terms of the arrangements if the termination had not occurred are made within 12 months of the termination of the arrangement (e.g., Executive’s benefit); (iv) all payments are made within 24 months of the termination of the arrangements; and (v) the Bank does not adopt a new arrangement that would be aggregated with any terminated arrangement under Treasury Regulations Section 1.409A-1(c) if Executive participated in both arrangements, at any time within three years following the date of termination of the arrangement.

ARTICLE VIII

EXECUTION

8.1	This Plan sets forth the entire understanding of the Bank and Executive with respect to the transactions contemplated hereby, and any previous agreements or understandings between them regarding the subject matter hereof are merged into and superseded by this Plan.

8.2	This Plan shall be executed in duplicate, each copy of which, when so executed and delivered, shall be an original, but both copies shall together constitute one and the same instrument.

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